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EXHIBIT 12.1

Digital River, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Years ended December 31,
	2012	2011	2010	2009	2008
Income from operations	$(166,710)	$20,450	$12,993	$63,501	$71,571
Add: Fixed charges(1)	9,906	9,880	2,438	6,092	3,569
Earnings as defined	(156,804)	30,330	15,431	69,593	75,140
Fixed charges(1)	$9,906	$9,880	$2,438	$6,092	$3,569
Ratio of earnings to fixed charges(2)	(15.8)	3.1	6.3	11.4	21.1

(1)
The significant changes in fixed charges is primarily due to the issurance of 2010 Senior Convertible Notes and repurchase of our 2004 Senior Convertible Notes.

(2)
The ratio of earnings to fixed charges is computed by dividing income from operations plus fixed charges by fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and that portion of rental payments under operating leases that we believe to be representative of interest.

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  EXHIBIT 12.1
Digital River, Inc. Computation of Ratio of Earnings to Fixed Charges